                                                                   EXHIBIT-99


CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS AND RISK FACTORS

      The Company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with such safe harbor legislation. This Form 10-Q, any other Form 10-Q, any Form 8-K, other SEC filings or any other written or oral statements made by or on behalf of the Company may include forward looking statements which reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "forecast," "project," and similar expressions identify forward-looking statements.

      The Company wishes to caution investors that any forward looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the Risk Factors listed below (many of which have been discussed in prior SEC filings by the Company). Though the Company has attempted to list important factors, the Company wishes to caution investors that other factors may prove to be important in affecting the Company's results of operations. In addition, new factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward looking statements.

      Investors are further cautioned not to place undue reliance on such forward looking statements as they speak only of the Company's views as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

     Capitalized terms not otherwise defined in this Exhibit 99 shall have the meaning assigned to them in the Form 10-Q.

RISK FACTORS

 In addition to the other information included elsewhere in this Form 10-Q, investors should give careful consideration to the following risk factors which may impact the Company's.

NO ASSURANCE OF PROFITABILITY

     The Company's net earnings for the year ended December 31, 1997 were $5.5 million. For the nine months ended September 30, 1998, the Company's net loss was $318,000. The Company has experienced, and in the future is expected to continue to experience, substantial variations in its results of operations as a result of a number of factors, many of which are outside the Company's control.

     Substantially all of the net earnings of the Company for the year ended December 31, 1997 were attributable to the FMAC transaction. The profitability and cash flows of the Company in the future, at least in the near term, will be highly dependent on its ability to successfully conclude additional large bulk purchase and servicing transactions similar to the FMAC and Reliance transactions. In recent months, the Company has experienced increased competition from other companies in its consideration of transactions similar to FMAC and Reliance. There can be no assurance that the Company will be able to effect similar transactions in the future on terms as favorable to the Company as the FMAC and Reliance transactions. Any inability of the Company to locate and conclude other profitable bulk purchase or servicing opportunities in the future could have a material adverse impact on the Company. See "Risk Factors -- Risks Relating to the Business -- Avoidance of Excess Servicing Capacity."

     In addition, the Company believes that a significant portion of its net earnings in future periods may be attributable to the FMAC and Reliance transactions. However, the ability of the Company to generate earnings from these two transactions is subject to significant contingencies. See "Risk Factors -- Risks Relating to the Business -- Risks Related to the FMAC Transaction" and "Risk Factors -- Risks Relating to the Business - Risks Related to the Reliance Transaction."

     The Company's ability to regain profitability also will depend upon its ability to meet its general objectives including: (i) expanding its revenue generating operations while not proportionately increasing its administrative overhead; (ii) purchasing portfolios of finance receivables with an acceptable level of credit risk; (iii) effectively collecting payments due on the finance receivables in its portfolios and in third party portfolios; (iv) locating sufficient financing, with acceptable terms, to fund the expansion of the Cygnet Dealer Program and the bulk purchase of additional finance receivables; and (v) adapting to the increasingly competitive markets in which it operates. Outside factors, such as the economic, regulatory, and judicial environments in which the Company operates, also will have an effect on the Company's business.

     Any of these factors could result in the periodic inefficient or underutilization of the Company's resources and could cause the Company's operating results to fluctuate significantly from period to period, including on a quarterly basis. There can be no assurance that the Cygnet Dealer Program or the FMAC or Reliance transactions or similar transactions effected in the future will be profitable, or if they are, that such profitability can be sustained. The Company's inability to achieve or maintain any or all of its objectives could have a material adverse effect on the Company's business, financial condition, or results of operations.

DEPENDENCE ON UNIQUE TRANSACTIONS; QUARTERLY FLUCTUATIONS

     As noted above, the Company's profitability will depend significantly on its ability to effect large bulk purchase and servicing transactions, including, among others, transactions similar to the FMAC and Reliance transactions. Because each potential opportunity typically presents a unique set of risks and circumstances, each transaction must be separately structured, evaluated, and negotiated. This process typically consumes substantial amounts of executive management time and attention with no assurance of a successful conclusion. Accordingly, there can be no assurance that future opportunities of this type can be identified and concluded on terms favorable to the Company. The failure to identify and conclude such transactions on a continual basis could have a material adverse effect on the Company. See "Risk Factors -- Risks Relating to the Business -- No Assurance of Profitability" "-- Dependence on Key Personnel" and "-- Avoidance of Excess Servicing Capacity." In addition, the timing of effectuation of future transactions may result in wide variation in financial results on a quarterly basis. Moreover, the Company may evaluate opportunities for favorable transactions in industries other than the sub-prime automobile financing market. To the extent the Company purchases portfolios of loan receivables in industries other than the used car industry, such transactions are likely to present a different set of risks and challenges for which the Company may be less prepared as a result of its relative lack of experience in that industry.

DEPENDENCE UPON KEY PERSONNEL

     The Company's success will depend upon the continued services of the Company's senior management, particularly its Chief Executive Officer, Mr. Ernest C. Garcia, II, as well as the Company's ability to attract additional members to its management team with experience in the bulk purchasing and servicing industry and the used car dealer financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company does not currently plan to maintain any key person life insurance on any of its executive officers.

     The continued services of Mr. Garcia are critical to the future success of the Company. In particular, in the bulk purchasing and servicing line of business, the Company's success depends significantly on Mr. Garcia's ability to (i) purchase portfolios of finance receivables at discounts sufficient to generate profits and (ii) secure servicing of finance receivable portfolios with sufficient volume and fees to generate profits. In particular, it is expected that the Company will rely heavily on Mr. Garcia's expertise in identifying opportunities to purchase or service large portfolios of finance receivables. Losing the services of Mr. Garcia could adversely impact the Company's ability to attract profitable bulk purchasing and servicing opportunities and in turn could have a material adverse effect on the Company.

CONVERSION TO NEW SERVICING PLATFORMS

     The Company is dependent upon its information systems to properly account for and monitor its finance receivables portfolio, its loan servicing operations and the Cygnet Dealer Program loan portfolio. The Cygnet Dealer Program portfolio is currently tracked on an internally developed custom software system. However, the Company recently signed a service bureau agreement (the "ACS Agreement") with ACS to process the loan portfolios owned or serviced by the Company. Due to the unique characteristics of the Cygnet Dealer Program, ACS will be required to make a number of custom software enhancements to enable the Cygnet Dealer Program to run on the ACS system. The Company anticipates that implementation of the custom software changes and conversion from the Company's in-house system to the ACS system will be completed by December 31, 1998. In addition to the ACS system, the Company is developing a custom loan underwriting and funding software module to interface between the Third Party Dealers' systems and the ACS system. During 1999, the Company intends to migrate the dealers from their separate stand alone loan systems to the ACS system for purposes of loan servicing and collections. An extended delay in the conversion to the ACS system, in the development of the custom loan underwriting and funding software module, or in migrating the dealers to the ACS system for loan servicing and collections, could have a negative impact on the Company's ability to efficiently collect, account for and monitor the Cygnet Dealer Program loan portfolio. Only a portion of the ACS systems is fully Year 2000 compliant. Further, the Company bears certain risks related to Year 2000 in connection with applications and systems of other vendors, the Company's equipment, and the Company's customers. See "Risk Factors -- Risks Relating to the Business
- Data Processing and Technology and Year 2000" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company-
- Year 2000."

     The conversion of both the Cygnet Dealer Program or other servicing functions to ACS and the assimilation of additional portfolios to the ACS platform may result in various implementation and integration issues that could temporarily interrupt the Company's ability to effectively collect, monitor and account for the Cygnet Dealer Program and to service the respective portfolios without serious disruption. Any such issues or interruptions could result in an increase in contract delinquencies and charge-offs in the respective portfolios and in the Cygnet Dealer Program, which, depending on the severity of the matter, could result in the Company being removed as the servicer for the respective portfolios and have other material adverse consequences to the Company. See "Risk Factors -- Risks Relating to the Business -- Risks Relating to the FMAC Transaction" and "Risk Factors -- Risks Relating to the Business - Risks Relating to the Reliance Transaction."

DATA PROCESSING AND TECHNOLOGY AND YEAR 2000

     The success of any participant that engages in the financing and servicing of loan receivables, particularly those with a focus on the sub-prime industry, including the Company, depends in large part on its ability to continue to adapt its technology, on a timely and cost-effective basis, to meet changing customer and industry standards and requirements.

     As noted above, it is anticipated that the existing Cygnet Dealer Program and other loan servicing functions will be converted to the ACS system in the latter half of 1998. Pursuant to the ACS Agreement, the ACS systems must be fully Year 2000 compliant by January 1, 1999. However, the Company's sole remedy if ACS does not comply with this requirement is to terminate the ACS Agreement and convert to another system, which would be costly and disruptive and could have a material adverse effect on the Company's business.

     In addition to the ACS Year 2000 issues, the Company also continues to bear risks related to the Year 2000 issue and could be materially adversely affected if other entities (e.g., vendors or customers) not affiliated with the Company do not appropriately address their own Year 2000 compliance issues. Further, certain of the Company's own applications are not Year 2000 compliant at this time. The Company anticipates that resolution of all Year 2000 issues will be significant to the Company's business and operations. There can be no assurance that the Company will be able to completely resolve all Year 2000 issues in a timely fashion or that the ultimate impact of the Year 2000 issues will not be material to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company-- Year 2000."

     Pursuant to the ACS Agreement, ACS has agreed to provide enhancements and modifications to the base system that is licensed to ACS. Some of the enhancements and modifications will remain proprietary to ACS and will not be licensed to the Company. If ACS or the Company breaches the ACS Agreement, and ACS no longer provides processing services, the Company may incur significant costs in securing a replacement processing company that will be able to process the loans in the same manner as ACS. Further, the Company's remaining computer applications would not be sufficient to effectively manage the Cygnet Dealer Program or the loan servicing of finance receivables portfolios.

     The Company will be dependent on its loan servicing and collection facilities as well as long-distance and local telecommunications access in order to transmit and process information among its various facilities. The Company maintains a standard program whereby it prepares and stores off site back ups of its main system applications and data files on a routine basis. The Company believes that it will be necessary to adopt a disaster response plan. There can be no assurance that a failure will not occur in the interim or that any plan adopted will prevent or enable timely resolution of any systems failure. Further, a natural disaster, calamity, or other significant event that causes long-term damage to any of their facilities or that interrupts its telecommunications networks could have a material adverse effect on the Company. With respect to the Company's servicing operations following conversion to the ACS system, the Company will be required to rely on the disaster response plan developed and utilized by ACS. ACS believes that its disaster response plan is proprietary information and has not allowed the Company to fully evaluate such plan. Therefore, if the disaster response plan of ACS is inadequate, the occurrence of a disaster could have a material adverse effect on the Company's business.

AVOIDANCE OF EXCESS SERVICING CAPACITY

     Because of the relatively short lives of automobile finance receivables, the portfolios the Company is currently servicing are expected to be reduced in the near future to a point at which, if not replaced with additional finance receivables, the Company's servicing platform and operations will have excess capacity. For the Company's servicing operations to remain profitable, the Company must continually service a sufficient number of finance receivables to generate servicing income in excess of fixed overhead costs. For example, a significant portion of servicing overhead is based on certain fixed costs for personnel salaries and other expenses as well as lease or other facilities costs. If portfolios being serviced are not continually replaced with new finance receivables, the Company will be required to reduce the number of employees in its servicing operations, and then rehire such employees as additional portfolios are obtained. Such practices can lead to low employee morale and to disruptions and loss of efficiency in servicing functions and can also result in substantial severance and facilities closure costs. Therefore, in order to maintain the profitability of the Company's servicing operations, it will be necessary for the Company to continue to identify and secure servicing rights to significant portfolios of finance receivables. To an extent, each bulk purchase and servicing transaction is a unique opportunity. There can be no assurance that the Company will be able to identify and successfully conclude sufficient bulk purchasing and servicing transactions to maintain the profitability of these operations. See "Risk Factors - Risks Relating to the Business -- No Assurance of Profitability."

     Although the Company is evaluating the possibility of expanding its servicing operations to include receivables other than auto receivables, such as mortgages or credit card receivables, in order to mitigate its excess capacity issues, the Company has no experience in servicing such types of receivables and may encounter other unanticipated problems. Moreover, there can be no assurance that such receivables could be serviced on the existing and anticipated servicing systems of the Company without substantial modification.

MANAGEMENT OF TRANSITION ACTIVITIES

     The profitable realization of bulk purchase and servicing opportunities requires effective management of significant transition activities, which must be accomplished within a very short time period. These transition activities include, among others, converting acquired or serviced loan portfolios from the seller's or owner's servicing systems to the loan servicing systems utilized by the Company, managing rapidly changing servicing capacity, arranging for transition of employees, and arranging for facilities to allow servicing. These issues are magnified as larger portfolios of the type the Company will seek to purchase or service are transitioned into the Company's systems, and the concurrent risks are greater if a transition is not smoothly implemented. There can be no assurance that the Company can successfully manage the transition of its current or subsequent transactions. See "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms."

RISKS RELATED TO THE FMAC TRANSACTION

     Although the Company's involvement in the FMAC bankruptcy proceedings has been profitable, there can be no assurance that this transaction will continue to be profitable in the future.

     The Company will be required to meet certain performance criteria with respect to servicing of the FMAC and Owned Contract portfolios. The failure to meet the required performance criteria could result from a number of factors, including, among others, general economic conditions that cause increased payment delinquencies by the obligors on the contracts in the pools being serviced, and servicing interruptions and inefficiencies caused by the Company's anticipated servicing platform conversions or any Year 2000 issues. See "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms" and "Risk Factors -- Risks Relating to the Business - Data Processing and Technology and Year 2000." The failure to meet such performance criteria could result in "termination events" under the various servicing agreements governing the FMAC and Owned Contract portfolios, and in such case the Company could lose the right to service the receivables in such portfolios and the related servicing fees. If for any reason the Company cannot continue to service the FMAC portfolios, the Company would lose significant benefits expected in the FMAC transaction, including ongoing servicing fees and its right to certain distributions from residual interests in FMAC's securitized pools, which could have a material adverse effect on the Company.

RISKS RELATED TO THE RELIANCE TRANSACTION

 The Company's ability to profitably service the Reliance portfolio is largely dependent on its ability to effectively manage the transition activities associated with the assumption of such servicing. See "Risk Factors -- Risks Relating to the Business -- Management of Transition Activities" and "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms."

     Moreover, the Company is required to meet certain performance criteria with respect to servicing of the Reliance portfolio. A failure to meet the required performance criteria could result from a number of factors, including, among others, general economic conditions that cause increased payment delinquencies by the obligors on the contracts in the pools being serviced, and servicing interruptions and inefficiencies caused by the Company's anticipated servicing platform conversions or any Year 2000 issues. See "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms" and "Risk Factors -- Risks Relating to the Business -- Data Processing and Technology and Year 2000." The failure to meet such performance criteria could result in a "termination event" under the servicing agreement entered into by the Company with Reliance and, in such case, the Company could lose the right to service the Reliance portfolio.

CYGNET DEALER PROGRAM

     The Cygnet Dealer Program provides qualified Third Party Dealers with financing options and revolving lines of credit primarily secured by such dealers' finance receivable portfolios. While the Company will require dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, it will, nevertheless, be extending credit to dealers who may not otherwise be able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Under the Cygnet Dealer Program, the dealer remains responsible for collection of the contract payments and retains control of the customer relationship. All cash collections, including regular monthly payments, payoffs, and repurchases are deposited by the dealers into a bank account maintained by the Company. Consequently, the Company will be subject to a high risk of credit losses due to dealer defaults or fraudulent activities, specifically related to the collection, depositing, and reporting of customer payments, which could have a material adverse effect on the Company and on the Company's ability to meet its own financing obligations.

SENSITIVITY TO INTEREST RATES

     The Company anticipates that a substantial portion of its borrowing facilities will be on a floating rate basis. Conversely, the contracts that the Company purchases under its Dealer Collection Program (as defined herein) and the contracts that it purchases in bulk typically bear interest at fixed rates. Therefore, increases in interest rates would effectively reduce the interest rate spread the Company earns on the retail installment contracts in its portfolios. The Company can attempt to mitigate any such reduction by reducing the advance rate under its Dealer Collection Program, increasing the discount rate on bulk purchases, or securitizing its portfolios in order to lock in a fixed cost of funds. However, the Company may not be able to increase the interest rate spread on future purchases of contracts due to market competition or restrictions placed on interest rates by various states. Further, there can be no assurance that the Company would be successful in the implementation of a securitization program. See "Risk Factors -- Risks Relating to the Business -- Securitizations."

DEPENDENCE ON FINANCING

 The Company has borrowed, and will continue to borrow, substantial amounts required to fund its operations. Historically, the Company has obtained substantially all of its working capital from its parent. There can be no assurance that the Company will continue to be able to obtain working capital from it's parent. In this regard, the Company's operations are highly capital intensive. Although the Company has had discussions with various lenders regarding a credit facility, there can be no assurance that the Company will be able to secure financing when and as needed in the future, or on terms acceptable to the Company.


RISKS OF INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's expected borrowings would decrease the profitability of the Company's existing portfolio. The Company has sought to limit this risk by (i) maintaining a portion of its investment portfolio in a floating rate program and (ii) limiting the maturity of finance receivable contracts. If the Company's borrowing rates increase, then the Company will seek to further limit the negative impact on earnings by increasing the purchase discount at which the Company purchases finance receivables and/or require higher stated annual percentage rates on finances receivables which are purchased. To date, inflation has not had a significant impact on the Company's operations.

COMPETITION

     The markets in which the Company competes are highly competitive. With respect to its Cygnet Dealer Program and bulk purchasing and servicing operations, the Company competes with a variety of finance companies, financial institutions, and providers of financial services, many of whom have significantly greater resources, including access to lower priced capital. In addition, there are numerous financial services companies serving, or capable of serving, these markets. While traditional financial institutions, such as commercial banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers, have not consistently served the sub-prime markets, the relatively high yields that can be earned by companies involved in sub-prime financing have encouraged certain of these traditional institutions to enter, or contemplate entering, these markets. Increased competition may adversely affect the Company under the Dealer Collection Program (as described herein) by reducing the discount at which the Company purchases contracts, may result in a decrease in the discounts at which the Company purchases portfolios in bulk, or may result in downward pressure on the rates charged for loan servicing, all of which could have an adverse effect on the Company. Further, increased competition for the bulk purchase and servicing transactions that the Company must effect to remain profitable could have a material adverse effect on the Company's business.


GENERAL ECONOMIC CONDITIONS; RISKS ASSOCIATED WITH SUB-PRIME MARKET

     The Company's business is directly related to the ability of the obligors on the finance receivables that the Company services, expects to purchase in bulk, and that secure its Cygnet Dealer Program to continue to make the required payments on such contracts, which is affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to increased delinquencies, repossessions, and credit losses on the finance receivables that the Company services, expects to purchase in bulk, or that secure the Cygnet Dealer Program. Moreover, substantially all of the finance receivables that the Company services, expects to purchase in bulk, or that secure the Cygnet Dealer Program are with Sub-Prime Borrowers, who due to their poor credit histories and/or low incomes are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers. Because of the Company's primary focus on the sub-prime segment of the automobile financing industry, the actual rate of delinquencies, repossessions, and credit losses on the finance receivables that the Company services, expects to purchase in bulk, or that secure the Cygnet Dealer Program could be higher under adverse conditions than those experienced in the used car sales and finance industry in general. Moreover, adverse economic conditions that result in decreased sales of used cars could adversely affect the dealers that participate in the Cygnet Dealer Program, which could have a material adverse effect on such program.

INDUSTRY CONSIDERATIONS AND LEGAL CONTINGENCIES

     In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. In addition, certain of these companies have filed for bankruptcy protection. These announcements have had a disruptive effect on the market for securities of sub-prime automobile finance companies, have resulted in a tightening of credit to the sub-prime markets, and could lead to enhanced regulatory oversight. Furthermore, companies in the used vehicle financing market have been named as defendants in an increasing number of class action lawsuits brought by customers alleging violations of various federal and state consumer credit and similar laws and regulations. Although the Company is not currently a named defendant in any such lawsuits, no assurance can be given that such claims will not be asserted against the Company in the future or that the Company's operations will not be subject to enhanced regulatory oversight.